Filed by SuperMedia Inc. pursuant to Rule 425 under the

Securities Act of 1933 and deemed filed pursuant to

Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company:  SuperMedia Inc.

Commission File No.:  1-32939

Proposed Merger Q&A Updates - Week of August 27

Every Monday we will post on inSite and Chatter answers to new questions we’ve received on the proposed merger. Please refer to the SuperMedia and Dex One Proposed Merger Information Page on inSite for a complete list of answers to questions and latest information

Q. What are the main differences between the two companies?

A. There are not any significant differences, other than the fact that the companies operate almost entirely in different localities. Both companies have a long tradition as yellow pages publishers, and today provide marketing solutions across digital and print media through premise and telephone marketing consultants. The solutions, reports, service and call measurement they offer are very similar. There are some variations in how different pieces of the organization report, but they have all the same functions. Similarly, there are some variations in the systems and technology platforms used by each company, but they use their respective versions to accomplish the same activities.

Q. What is the 20,000-foot view of system integration?

A. There are some variations in the systems and technology platforms used by each company, but they use their respective versions to accomplish the same activities. At the highest level, the technology experts from both companies will agree on the roadmap for the future technology that the combined company needs to compete and grow, and then will put in place a migration plan from the systems in place today. Achieving greater simplicity, flexibility, efficiency, economy and ease of use by employees and customers will be guiding objectives.

Q. Offshore operations—will it affect them and how?

A. We’ve only just announced the transaction and no decisions have been made at this time. We will decide on an approach during the course of integration planning, drawing on the best of both companies’ operations.

Q. In looking at the map, there is a lack of coverage in much of the southeast. What will happen to the operations department in the southeast?

A. We do not have print books and sales offices in these areas today, but both companies’ digital sites include information for businesses in the states. We will decide on an approach to how we can best prioritize and serve potential business customers there during the course of integration planning. The planning process also will review the multiple operations locations that both companies have, and recommend where facilities will be post-merger. No decisions on operating locations have been made at this time.

Q. As far as system integration, outsourcing of artwork—are there any decisions?

A. We have just announced the transaction, and no decisions have been made at this time. We will decide on the approach during the course of integration planning, drawing on the best learning and performance by both companies’ operations.

Q. Does Dex One use SalesForce.com?

A. Yes, Dex One is starting to use it. We will look together at how to apply best practices in using SalesForce.com and gain scale efficiencies after we merge.

Q. How does this affect the debt of the two companies and how does it impact tax benefits?

A. We are asking both companies’ lenders to amend and extend our credit agreements to allow for more time to transform our business. We are asking for an extension until 2016 for both companies.

The combined company expects to preserve access to Dex One’s remaining tax attributes and generate future attributes, totaling as much as $1.8 billion, all of which will be available to offset income and generate additional cash flow to pay down debt.

Q. Will systems users be involved in the decisions for integration?

A. Yes, understanding how employees and clients use our systems will help set the requirements we need to meet as we integrate.

Q. Do you intend to close either SuperMedia’s or Dex One’s call centers?

A. We will decide on the best approach during the course of integration planning after analyzing the needs of the combined business and the performance of the centers.

Q. CBAs?

A. There will be no immediate impact on our collective bargaining agreements.

Q. Will there be a rollback of the recent post-retirement benefit changes?

A. Recent decisions made about retiree benefits are not expected to change.

Q. Does Dex One have inside sales consolidated or do they have outside sales?

A. Dex One uses both inside and premise marketing consultants. The proportion of MCs in each category is not the same as SuperMedia’s in all markets.

Q. What happens to print products with overlapping coverage?

A.  Given the companies’ complementary geographies, this won’t be a significant issue. The integration planning process will address the few instances where this happens.

Q. Are we going to be a union or non-union sales force (in Seattle)?

A. We do not anticipate any changes to our collective bargaining agreements.

Q. Will the Everett office still stay open? Will we relocate to a Dex One office (Seattle)?  Will we work remotely like Dex One MCs do?

A. We’ve only just announced the transaction and no decisions have been made at this time. We will decide on the best approach in Seattle and other markets where the companies both have presence during the course of integration planning.

Q. Can we sell Dex One’s SEO product?

A.  No, not at this time. Remember, we remain two separate companies until the transaction is completed. It is business as usual for both companies. Once the transaction closes, we look forward to offering our clients a complete suite of local marketing and media solutions drawing on the best of both companies’ portfolios.

Q. Are Dex One employees getting the same message (i.e. will they tell clients they are buying us out so don’t purchase SuperMedia services)?

A. SuperMedia and Dex One are working together to complete this merger, and we are doing our best to present a consistent message to both teams. It would be wrong for employees from either company to misrepresent the facts of the merger, and it will be monitored by both companies.

Q. Is Dex One sending the same communication we did out to their clients?

A. Not at this time, but they are responding to inquiries from their clients with similar messages.

Q. If my clients cancel or decrease their service because of the merger announcement do I get protection?

A. We remain two separate companies until the transaction is completed and you should compete to win and retain clients to the best of your ability based on the value that the solutions you recommend deliver for each client.

Q. How will continuity work after merger? What if client wants me to continue handling an account and it’s not assigned to me?

A. The client’s wishes will of course be taken into account, along with other relevant factors, as the combined company determines how to resolve these situations during integration planning.

Q. Are there impacts to our contracts with clients due to merger? (MSA/AAs) What if clients tell us the merger voids agreements?

A. Until the transaction closes, it is business as usual for both companies, and there will be no changes to the products or services we offer, or any contracts with clients. The merger should have no impact on each company’s existing agreements with clients.

Q. Will I need to interview for my job?

A. It is too soon to know. Not all positions and individuals will see changes as a result of the merger. The transaction has just been announced, and an analysis of which positions will be affected and the process for reviewing individuals in those positions will be determined during merger integration planning.

Q. Will old GTE benefits protections remain in place for covered employees?

A. GTE era retiree health benefits are defined by the retiree health benefit plan documents for covered employees and are not affected by the merger.

Q. Will the merger impact either the timing of our annual health care enrollment process or the benefits available?

A: Health care benefits will remain for all eligible employees. Specifics of how benefits may or may not be adjusted for the various plans covering employees in both companies will be determined as part of the merger integration process.

Q. If the merger closes in Q4 2012, will employees be separated immediately, during the holiday season?

A: We do not know details of the timing or number of positions that will be eliminated at this point. The merger integration planning process has just begun. A large part of the synergies will come from non-personnel related costs.

However, as in any combination of similar companies, there will be some overlap. We expect the combined company’s headcount will be reduced, with the majority coming in areas where there is duplication of functions and through normal attrition. Given the minimal overlap of sales territories, we do not anticipate a significant reduction in field operations.

Important Information For Investors and Security Holders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  The proposed merger transaction between SuperMedia Inc. (“SuperMedia”) and Dex One Corporation (“Dex”) will be submitted to the respective stockholders of SuperMedia and Dex.  In connection with the proposed transaction, Newdex, Inc., a subsidiary of Dex (“Newdex”), will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a joint proxy statement/prospectus to be used by SuperMedia and Dex to solicit the required approval of their stockholders and that also constitutes a prospectus of Newdex.  INVESTORS AND SECURITY HOLDERS OF SUPERMEDIA AND DEX ARE ADVISED TO CAREFULLY READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS) AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION, THE PARTIES TO THE TRANSACTION AND THE RISKS ASSOCIATED WITH THE TRANSACTION.  A definitive joint proxy statement/prospectus will be sent to security holders of SuperMedia and Dex seeking their approval of the proposed transaction. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other relevant documents filed by SuperMedia and Dex with the SEC from the SEC’s website at www.sec.gov.  Copies of the documents filed by SuperMedia with the SEC will be available free of charge on SuperMedia’s website at www.supermedia.com under the tab “Investors” or by contacting SuperMedia’s Investor Relations Department at (877) 343-3272.  Copies of the documents filed by Dex with the SEC will be available free of charge on Dex’s website at www.dexone.com under the tab “Investors” or by contacting Dex’s Investor Relations Department at (800) 497-6329.

SuperMedia and Dex and their respective directors, executive officers and certain other members of management may be deemed to be participants in the solicitation of proxies from their respective security holders with respect to the transaction.  Information about these persons is set forth in SuperMedia’s proxy statement relating to its 2012 Annual Meeting of Shareholders and Dex’s proxy statement relating to its 2012 Annual Meeting of Stockholders, as filed with the SEC on April 11, 2012 and March 22, 2012, respectively, and subsequent statements of changes in beneficial ownership on file with the SEC.  These documents can be obtained free of charge from the sources described above.  Security holders and investors may obtain additional information regarding the interests of such persons, which may be different than those of the respective companies’ security holders generally, by reading the joint proxy statement/prospectus and other relevant documents regarding the transaction (when available), which will be filed with the SEC.

Forward-Looking Statements

Certain statements contained in this document are “forward-looking statements” subject to the safe harbor created by the Private Securities Litigation Reform Act of 1995, including but not limited to, statements about the benefits of the proposed transaction and combined company, including future financial and operating results and synergies, plans, objectives, expectations and intentions and other statements relating to the proposed transaction and the combined company that are not historical facts.  Where possible, the words “believe,” “expect,” “anticipate,” “intend,” “should,” “will,” “would,” “planned,” “estimated,” “potential,” “goal,” “outlook,” “may,” “predicts,” “could,” or the negative of such terms, or other comparable expressions, as they relate to Dex, SuperMedia, the combined company or their respective management, have been used to identify such forward-looking statements. All forward-looking statements reflect only Dex’s and SuperMedia’s current beliefs and assumptions with respect to future business plans, prospects, decisions and results, and are based on information currently available to Dex and SuperMedia. Accordingly, the statements are subject to significant risks, uncertainties and contingencies, which could cause Dex’s, SuperMedia’s or the combined company’s actual operating results, performance or business plans or prospects to differ materially from those expressed in, or implied by, these statements.

Factors that could cause actual results to differ materially from current expectations include risks and other factors described in Dex’s and SuperMedia’s publicly available reports filed with the SEC, which contain discussions of various factors that may affect the business or financial results of Dex, SuperMedia or the combined company. Such risks and other factors, which in some instances are beyond either company’s control, include: the continuing decline in the use of print directories; increased competition, particularly from existing and emerging digital technologies; ongoing weak economic conditions and continued decline in advertising sales; the companies’ ability to collect trade receivables from customers to whom they extend credit; the companies’ ability to generate sufficient cash to service their debt; the companies’ ability to comply with the financial covenants contained in their debt agreements and the potential impact to operations and liquidity as a result of restrictive covenants in such debt agreements; the companies’ ability to refinance or restructure their debt on reasonable terms and conditions as might be necessary from time to time; increasing interest rates; changes in the companies’ and the companies’ subsidiaries credit ratings; changes in accounting standards; regulatory changes and judicial rulings impacting the companies’ businesses; adverse results from litigation, governmental investigations or tax related proceedings or audits; the effect of labor strikes, lock-outs and negotiations; successful realization of the expected benefits of acquisitions, divestitures and joint ventures; the companies’ ability to maintain agreements with major Internet search and local media companies; the companies’ reliance on third-party vendors for various services; and other events beyond their control that may result in unexpected adverse operating results.

With respect to the proposed merger, important factors could cause actual results to differ materially from those indicated by forward-looking statements included herein, including, but not limited to, the ability of Dex and SuperMedia to consummate the transaction on the terms set forth in the merger agreement; the risk that anticipated cost savings, growth opportunities and other financial and operating benefits as a result of the transaction may not be realized or may take longer to realize than expected; the risk that benefits from the transaction may be significantly offset by costs incurred in integrating the companies; potential adverse impacts or delay in completing the transaction as a result of obtaining consents from lenders to Dex or SuperMedia; failure to receive the approval of the stockholders of either Dex or SuperMedia for the transaction; and difficulties in connection with the process of integrating Dex and SuperMedia, including: coordinating geographically separate organizations; integrating business cultures, which could prove to be incompatible; difficulties and costs of integrating information technology systems; and the potential difficulty in retaining key officers and personnel.  These risks, as well as other risks associated with the merger, will be more fully discussed in the proxy statement/prospectus included in the registration statement on Form S-4 that Newdex intends to file with the SEC in connection with the proposed transaction.

None of Dex, SuperMedia or the combined company is responsible for updating the information contained in this document beyond the publication date, or for changes made to this document by wire services or Internet service providers.